Exhibit 99.2

ENZYMOTEC LTD.

PROXY FOR 2017 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 11, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Dror Israel and Ron Mosberg, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Enzymotec Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, November 13, 2017, at the 2017 Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel, on Monday, December 11, 2017 at 5:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters (appearing on the reverse side), which are more fully described in the notice of the Meeting and proxy statement relating to the Meeting.

The undersigned acknowledges that the notice of the Meeting has been published in a press release via international wire service and furnished to the Securities and Exchange Commission under cover of a Report of Foreign Private Issuer on Form 6-K in accordance with the Company’s articles of association (as amended) and may be viewed at the following respective links: http://ir.enzymotec.com/releases.cfm and https://www.sec.gov.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to Proposals 2 or 3, this proxy will be voted FOR such proposals. If no direction is given with respect to the merger proposal (Proposal 1), this proxy will be voted FOR such proposal and will be counted towards the ordinary majority and special majority required for the approval thereof only if the undersigned provides the confirmation required by Item 1A on the reverse side.

IMPORTANT NOTE:  The vote under this proxy will not be counted towards the ordinary majority or special majority required for the approval of the merger under Proposal 1 unless the undersigned confirms that he, she or it is not Frutarom Ltd. (“Frutarom”), Frutarom Tech Ltd., a wholly-owned subsidiary of Frutarom (“Merger Sub”) or certain other persons or entities (as described on the reverse side) (each, a “Frutarom Affiliate”), by checking the box “FOR” Item 1A on the reverse side. If you are a Frutarom Affiliate and wish to vote on Proposal 1 for purposes of the ordinary majority required for the approval of the merger, you should not vote under this proxy card with respect to Proposal 1 and should not check the box “FOR” Item 1A on the reverse side, and should instead follow the instructions on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2017 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ENZYMOTEC LTD.

December 11, 2017

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE BELOW PROPOSALS.
PLEASE SEE THE INSTRUCTION BELOW REGARDING ITEM 1A RELATING TO PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Important Instructions for Item 1A relating to Proposal 1:

PLEASE BE CERTAIN TO CHECK THE BOX "FOR" ITEM 1A OPPOSITE TO CONFIRM THAT YOU ARE NOT A FRUTAROM AFFILIATE (UNLESS YOU ARE A FRUTAROM AFFILIATE).

Under the Companies Law, your vote on Proposal 1 cannot be counted unless you notify the Company whether or not you are a Frutarom Affiliate. If you are not a Frutarom Affiliate and wish to vote on Proposal 1 (and be counted towards the ordinary majority and special majority required for its approval), you must provide the foregoing important confirmation by checking the box "FOR" in Item 1A.

If you are a Frutarom Affiliate and wish to vote on Proposal 1 (and be counted towards the ordinary majority required for its approval), you should not vote under this proxy card with respect to Proposal 1 and should not check the box "FOR" Item 1A. Instead, you may vote on Proposal 1 by contacting the Company's General Counsel, Ron Mosberg, at +972-74-717-7177 or ronm@enzymotec.com, who will provide you with a proxy card that is designed for you.

If you are a Frutarom Affiliate and hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company's General Counsel as described above.

Additional Information

If you have any questions as to how to fill out this proxy card, please contact MacKenzie Partners, Inc., the Company's proxy solicitation firm, at (800) 322-2885 (toll-free) or (212) 929-5500 (call collect) or at enzymotec@mackenziepartners.com, who will advise you as to how to submit your vote. You may also direct questions to the Company at +972-747-177-177 or ir@enzymotec.com.

To change the address on your account, please check the box below and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
1. Approval of the acquisition of the Company by Frutarom, including the approval of: (i) the Agreement and Plan of Merger, dated as of October 28, 2017, by and among the Company, Frutarom, and Merger Sub (as it may be amended from time to time, the "**merger agreement**"); (ii) the merger of Merger Sub with and into the Company (the "**merger**") on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the "**Companies Law**"), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Frutarom; (iii) the consideration to be received by the shareholders of the Company in the merger, consisting of $11.90 per share in cash, without interest and less any applicable withholding taxes, for each Company ordinary share owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, including, without limitation, the purchase by the Company of a run-off directors' and officers' liability insurance policy for a period of seven years following the effective time of the merger	☐	☐	☐
1A. The undersigned confirms that he, she or it is **not** Frutarom, Merger Sub, any person holding at least 25% of the means of control of either of them, anyone acting on their behalf, or any family member of, or entity controlled by, any of the foregoing (each, a "**Frutarom Affiliate**").	☐		
2(a) Reelection of Holger Liepmann as a class I director of the Company, to serve until the Company's Annual General Meeting of Shareholders in 2020	☐	☐	☐
2(b) Election of Amos Anatot as a class I director of the Company, to serve until the Company's Annual General Meeting of Shareholders in 2020	☐	☐	☐
2(c) Election of Alon Shmuel Granot as a class I director of the Company, to serve until the Company's Annual General Meeting of Shareholders in 2020	☐	☐	☐
2(d) Election of Ari Rosenthal as a class I director of the Company, to serve until the Company's Annual General Meeting of Shareholders in 2020	☐	☐	☐
3. Approval of the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company's independent, external auditors for the year ending December 31, 2017	☐	☐	☐

Signature of shareholder ____________ Date ______ Signature of shareholder ____________ Date ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.